

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

David R. Jaffe, President and Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Drive
Suffern, New York 10901

     Re: **The Dress Barn, Inc.**
              Form 10-K for the Fiscal Year Ended July 31, 2010
              File No. 000-11736

Dear Mr. Jaffe:

     We have completed our review of your filings and do not have any further comments at this time.

                           Sincerely,

                           John Reynolds
                           Assistant Director

cc: Steven L. Kirshenbaum, Esq.
       Julie M. Allen, Esq.
       Fax (212) 969-2900